Exhibit 99.1

Origin Agritech Limited Restructures Northeast Seed Distribution

BEIJING--(BUSINESS WIRE)--September 14, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today announced it has restructured the Jilin Changrong subsidiary unit to reorganize Company operations in the Northeast seed corn market. As a result, the Jilin Changrong subsidiary will withdraw its seed registration and fold current operations into Origin’s existing Northeast distribution and Jinong Hi-tech Company. Origin will continue to hold 23% of Jinong Hi-tech. Originally, Jilin Changrong was formed as a collaborative effort between Origin and Jinong Hi-tech. Prior to the withdrawal, Origin Agritech directly held 53.95% of Jilin Changrong.

Commenting on the restructuring, Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, said, “We are pleased to have realized operational efficiencies from our restructuring in the Northeast. This current restructure, coupled with our new production unit in Xinjiang, will allow Origin to allocate resources to areas where we can achieve stronger returns for the long term. Leveraging on our enhanced technological and distribution platform, we will continue to innovate to better address Chinese farmers’ demand for premium agricultural product solutions.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Investors:
Origin Agritech Limited
Irving Kau, 949-878-8505 or 011.86.136.8108.0243
Interim Chief Financial Officer
Irving.kau@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
Shiwei.yin@grayling.com